UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 14, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Appointment of new Chief Financial Officer	2

EXHIBIT 1

Santiago, March 7, 2006

Rol. S.V.S. No. 4272

MATERIAL FACT

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

Ref:  Appointment of new Chief Financial Officer

Dear Sir:

We hereby inform you that the Board of Directors of AES Gener S.A., at an Extraordinary Meeting held on March 6, 2006 appointed Mr. Fernando Escrich Juleff as new Chief Financial Officer of AES Gener S.A., in replacement of Mr. Francisco Javier Castro Crichton, as of March 13, 2006.

This notice is provided in accordance with Article 68 of the Security Exchange Law No. 18,045 and with that stated in Section II, letter C of General Rule No. 30 of said Superintendency of Insurance and Securities.

Cordially,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	March 14, 2006	By:	/s/ LUIS FELIPE CERON CERON Luis Felipe Ceron Ceron Chief Executive Officer

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